Exhibit (a)(5)(u)

Tri-S Security Announces Amendment of

Exchange Offer For 10% Convertible Promissory Notes Due 2008

ATLANTA – Thursday, November 6, 2008 – Tri-S Security Corp. (NASDAQ: TRIS), a provider of security services and equipment for government and private entities, today announced that it has filed with the Securities and Exchange Commission (the “SEC”) an amendment to its Tender Offer Statement on Schedule TO (the “Amendment”) relating to its offer to exchange its 10% Convertible Promissory Notes due 2008 (the “Existing Notes”) for its 14% Convertible Promissory Notes due 2010 plus warrants to purchase shares of its common stock.

The Supplement No. 1 to the Offer to Exchange filed with the SEC as an exhibit to the Amendment describes certain changes to be made to our board of directors in connection with the exchange offer, updates certain disclosures made in the Offer to Exchange and contains other important information that holders of Existing Notes (“Existing Noteholders”) should consider in deciding whether to tender their Existing Notes. The exchange offer remains subject to the terms and conditions set forth in the Offer to Exchange, initially filed with the SEC on August 20, 2008, as amended and supplemented through the date hereof, and the related exchange offer materials, each as also amended and supplemented through the date hereof.

The Company is distributing copies of Supplement No. 1 to the Existing Noteholders free of charge. Additional copies of the Offer to Exchange and the related exchange offer materials, each as amended and supplemented through the date hereof, are available to Existing Noteholders free of charge upon request made in writing or by telephone to Tri-S Security Corporation, Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022, telephone number (678) 808-1540. The Offer to Exchange and the related exchange offer materials are also available free of charge at the SEC’s website at www.sec.gov.

Tri-S Security Announces Extension and Amendment of Exchange Offer

November 6, 2008

The exchange offer will expire at 5:00 p.m., Eastern Standard time, on November 13, 2008, unless extended or earlier terminated by the Company.

This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

About Tri-S Security Corp.

Based in Atlanta, GA, Tri-S Security Corp. (NASDAQ: TRIS) is a provider of security services and equipment for government and private entities. Security services include uniformed guards, personnel protection, access control, crowd control and the prevention of sabotage, terrorist and criminal activities. Tri-S Security assumes responsibility for the marketing, infrastructure and overall operational performance for its subsidiaries. Tri-S Security’s management leverages highly trained government officers, experienced industry leaders, proven financial executives and infrastructure experts to consolidate the fragmented security industry into one efficient and effective security force.

Contact:

Tri-S Security Corporation

Ronald Farrell, Chief Executive Officer

ronfarrell@trissecurity.com

1-678-808-1540

Investor Relations Counsel :

Booke and Company, Inc.

1-212 -490-9095